Certificate of Notification
                             (First Quarter - 2004)

                                    Filed by

                              GEORGIA POWER COMPANY


Pursuant to orders of the Securities and Exchange Commission dated November 8, 2000 in the matter of File No. 70-9631 and dated December 16, 2002 in the matter of File No. 70-10080.

                              - - - - - - - - - - -

Georgia Power Company (GEORGIA) hereby certifies to said Commission, pursuant to Rule 24, that, in accordance with the terms and conditions of and for the purposes represented by the statements on Form U-1 in the above matters at the end of the first quarter of 2004, GEORGIA had:

Short-term and/or term loan notes outstanding -

$0

Notes outstanding to Southern Company Funding Corporation (SCFC) for GEORGIA's portion of SCFC's Commercial Paper program -

$192,500,000

Non-negotiable promissory notes to public entities in exchange for the proceeds of their revenue anticipation notes -

$0


                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:       May 13, 2004                     GEORGIA POWER COMPANY



                                              By: /s/Wayne Boston
                                                    Wayne Boston
                                                 Assistant Secretary